July 16, 2008

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn:       Sasha Parikh
                Staff Accountant

Re:          Loews Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Form 10-Q for the Quarter Ended March 31, 2008
                File No. 001-06541

VIA EDGAR FILING AND FACSIMILE TRANSMISSION

Dear Ms. Parikh:

Loews Corporation is in receipt of the Staff’s follow-up comment letter dated July 1, 2008 regarding its above referenced periodic filings (the “follow-up comment letter”).  Consistent with your conversation with representatives of CNA Financial Corporation, a 90% owned subsidiary of Loews Corporation (“CNA”), and CNA’s letter to you of July 15, 2008 in relation thereto, Loews Corporation is working on a substantive response to the follow-up comment letter and plans to submit such response to the Staff on or before August 1, 2008.

If you have any questions or would like to discuss this matter please feel free to contact the undersigned at (212) 521-2950.

Very truly yours,

/s/ Peter W. Keegan

Peter W. Keegan
Chief Financial Officer